FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: April 15, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

FORM 53-901.F

SECURITIES ACT

                         MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

April 15, 2004

Item 3.        Press Release

News release dated April 15, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer has been advised that Falconbridge Limited will not be pursuing its option to earn a 50% interest in the South Voisey Bay Project. Donner and its South Voisey Bay Project partners continue to believe that the project has the potential to host a major nickel sulphide deposit. Donner and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Item 5.        Full Description of Material Change

The Issuer has been advised that Falconbridge Limited will not be pursuing its option to earn a 50% interest in the South Voisey Bay Project. Donner and its South Voisey Bay Project partners continue to believe that the project has the potential to host a major nickel sulphide deposit. Donner and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 15 th day of April, 2004.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President